UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-1204

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL

OPERATIONS EMPLOYEES
(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN

FOR RETAIL OPERATIONS EMPLOYEES

FINANCIAL STATEMENTS

2003

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

ASSETS
Investments, at fair value
Amerada Hess Corporation common stock	$1,694,103	$1,605,368
Fidelity funds	3,833,297	3,487,935
Short-term investment funds	8,224	18,040

	5,535,624	5,111,343
Interest and dividends receivable	9,499	8,673
Loans receivable	137,753	148,450

Total assets available for benefits	$5,682,876	$5,268,466

See notes to financial statements.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,

	2003	2002

Investment income
Net appreciation (depreciation) in fair value of investments	$343,300	$(18,579)
Dividends	37,371	45,207
Distributions from Fidelity funds	61,722	99,505
Interest	10,037	23,497

	452,430	149,630
Employee contributions	472,733	410,273
Rollovers from other plans	30,217	3,025
Employer contributions (less forfeitures arising from withdrawals)	303,495	252,016
Administrative fees on employee loans	(3,954)	(4,456)
Transfers to other plans, net	(85,772)	(6,756,924)

	1,169,149	(5,946,436)
Less withdrawals	754,739	1,240,007

Increase (decrease) in assets	414,410	(7,186,443)
Total assets available for benefits at beginning of year	5,268,466	12,454,909

Total assets available for benefits at end of year	$5,682,876	$5,268,466

See notes to financial statements.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2003 and 2002

SUMMARY OF ACCOUNTING POLICIES:

      NOTE 1—The significant accounting policies of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees (the “Plan”) are summarized below.

Valuation of Investments. The Plan’s investments are stated at fair value. Fidelity fund values are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

Loans Receivable. Participant loans are valued at their outstanding balances.

Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.

Master Trust. The Amerada Hess Corporation Master Trust for Employees’ Savings Plans (the “Master Trust”) was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan (the “Corporate Plan”). The Trustee maintains separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans.

Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

DESCRIPTION OF PLAN:

      The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Human Resources Service Center.

      NOTE 2—General. The Plan is a defined contribution plan covering hourly paid employees of Amerada Hess Corporation (the “Company”) working at gasoline stations and convenience stores. Employees may participate in the Plan after completing one year of employment with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

      NOTE 3—Contributions. At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 15% of compensation during 2003 and from 2% to 15% of compensation during 2002) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of eight Fidelity funds, with varying investment objectives, or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below).

      Employees who attained age 50 by December 31, were eligible to make a separate before-tax “catch-up” contribution of $2,000 during 2003 and $1,000 during 2002. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2004 catch-up contributions up to $3,000 will be allowed for employees who attain age 50 by the end of the year.

      Amounts contributed by the employer were 100% of participants’ contributions up to 5% of eligible compensation, reduced by forfeitures of unvested employer contributions. Employees may direct 50% of the employer’s matching contributions to any of the Plan’s investment funds and employees age 55 and older may direct 100% of the employer contributions to any of the Plan’s investment funds. Forfeitures were $18,590 in 2003 and $23,600 in 2002.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2003 and 2002

      NOTE 4—Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Fidelity funds or the Amerada Hess Corporation Common Stock Fund in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change the designation of the proportions in which subsequent contributions will be invested in the various funds or change all or part of the amount invested in any fund to one or more of the other funds or both. Changes can be made daily.

      The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants’ accounts with outstanding loans.

      Following are the investment choices for amounts contributed:

Fidelity Retirement Money Market Portfolio

Fidelity U.S. Bond Index Fund

Fidelity Asset Manager

Fidelity U.S. Equity Index Commingled Pool

Fidelity Growth & Income Portfolio

Fidelity Overseas Fund

Fidelity Aggressive Growth Fund

Fidelity Low-Priced Stock Fund

Amerada Hess Corporation Common Stock Fund

      Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

      NOTE 5—Vesting. Interest in the Plan attributable to a participant’s contributions shall at all times be vested. Interest in the Plan attributable to the employer’s contributions shall vest when any of the following occurs: (1) retirement under the Amerada Hess Corporation Employees’ Pension Plan; (2) death; (3) total and permanent disability; (4) attainment of age 65; (5) completion of 3 years of service, as defined in the Plan, including periods during which the employee declined to make contributions and the first year of service during which an employee is not eligible for Plan participation; (6) completion of two years of membership in the Plan including membership in the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan, the Pick Kwik Plan, the HOVENSA Employees’ Savings Plan, the Merit Oil Corporation and Affiliates Employees’ Thrift Plan or a prior Company plan; or (7) termination of participation in the Plan by the employer or termination of the Plan by the Company.

      NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are currently charged to Plan accounts of participants who borrow from the Plan.

      NOTE 7—Rollovers From Other Plans. Plan participants and employees, who have not yet become eligible for participation because they have not completed one year of service, may deposit an eligible rollover distribution made by a qualified plan of another employer. Also, they may rollover a distribution from an individual retirement account

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2003 and 2002

whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund election for contributions. An employee who is not a Plan participant must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

      NOTE 8—Payment of Benefits. Upon a total withdrawal or distribution, an employee’s investments in the Fidelity funds are paid in cash. The employee’s investments in the Amerada Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

      Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59 1/2, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire vested balance at any time.

      Partial withdrawals are distributed in cash on a pro rata basis as to the employee’s after-tax contributions in each of the Fidelity funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59 1/2 also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee’s before-tax contributions in each fund.

      Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

INVESTMENTS:

      NOTE 9—The following presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,

	2003		2002

Amerada Hess Corporation common stock, 31,862 and 29,162 shares, respectively	$1,694,103	*	$1,605,368	*
Fidelity Growth & Income Portfolio, 15,549 and 13,901 shares, respectively	553,999		421,328
Fidelity Retirement Money Market Portfolio, 1,224,943 and 1,097,415 shares, respectively	1,224,943		1,097,415
Fidelity U.S. Equity Index Commingled Pool, 27,042 and 27,867 shares, respectively	913,211		732,072
Fidelity Asset Manager, 30,496 and 33,821 shares, respectively	480,617		466,730
Fidelity U.S. Bond Index Fund, 43,993 and 61,736 shares, respectively	492,278		693,913

*	Includes nonparticipant-directed investments.

      NOTE 10—During 2003 and 2002 the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,

	2003	2002

Amerada Hess Corporation common stock	$(35,777)	$426,114
Fidelity funds	379,077	(444,693)

Net appreciation (depreciation) in fair value of investments	$343,300	$(18,579)

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2003 and 2002

NONPARTICIPANT-DIRECTED INVESTMENTS:

      NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31,

	2003	2002

Assets:
Amerada Hess Corporation common stock	$469,012	$447,805
Short-term investment funds	2,277	5,007
Interest and dividends receivable	2,630	2,419

	$473,919	$455,231

	Years Ended December 31,

	2003	2002

Changes in Assets:
Dividend income	$12,748	$18,105
Interest income on participant loans	676	2,261
Net appreciation (depreciation) in fair value of assets	(9,904)	118,855
Employer contributions	96,424	80,170
Participant loan withdrawals	(8,667)	(24,339)
Participant loan repayments	7,059	11,756
Administrative fees on employee loans	(1,018)	(1,152)
Transfers to other plans, net	(16,411)	(2,036,000)
Transfers to participant-directed investments	(15,095)	(654,059)
Withdrawals	(47,124)	(120,539)

Increase (decrease) in assets	$18,688	$(2,604,942)

OTHER ITEMS:

      NOTE 12—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

      NOTE 13—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

      NOTE 14—Transfers to and from Other Plans. Effective January 1, 2002 Retail Operation managers who were participants or eligible for participation in the Plan became eligible for membership in the Corporate Plan. During 2002 account balances for these employees totaling $6.8 million were transferred out of the Plan to the Corporate Plan.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2003 and 2002

INVESTMENTS IN MASTER TRUST:

      NOTE 15—The Master Trust covers the Plan and the Corporate Plan. At December 31, 2003 and 2002, the Plan’s interest in the assets of the Master Trust was 3.0% and 3.4%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Corporate Plan.

      The following table represents the fair value of investments held in the Master Trust:

	December 31,

	2003	2002

Amerada Hess Master Trust investments:
Investments, at fair value
Amerada Hess Corporation common stock	$70,529,261	$63,542,068
Fidelity funds	110,197,932	75,431,908
Mutual funds held by the Charles Schwab Trust Company	—	8,799,128
Short-term investment funds	342,067	713,539
Loans receivable	4,974,104	4,689,794
Interest and dividends receivable	395,459	343,280
Employer contributions receivable	—	108,014

Total assets available for benefits	$186,438,823	$153,627,731

      The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,

	2003	2002

Investment income	$3,326,810	$2,890,829
Net appreciation (depreciation) in fair value of investments	14,041,323	(21,432,517)
Employee contributions	16,111,906	14,874,686
Rollovers from other plans	553,838	609,928
Employer contributions	11,732,477	11,099,804
Administrative fees on employee loans	(36,959)	(34,697)
Transfers (to) from other plans, net	(175,483)	8,420,453
Withdrawals	(12,742,820)	(11,005,490)

Net increase	32,811,092	5,422,996
Total assets available for benefits at beginning of year	153,627,731	148,204,735

Total assets available for benefits at end of year	$186,438,823	$153,627,731

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMERADA HESS CORPORATION EMPLOYEE BENEFIT

PLANS COMMITTEE AND PARTICIPANTS IN THE
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES:

      We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees as of December 31, 2003 and 2002 and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

New York, New York

June 14, 2004

EXHIBIT INDEX

23	Report of Independent Registered Public Accounting Firm

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN
FOR RETAIL OPERATIONS EMPLOYEES

/s/ K. Wilcox

By: K. Wilcox
Vice President and Member of the
Amerada Hess Corporation
Employee Benefit Plans Committee

June 18, 2004